Exhibit 99.4

INTERNATIONAL VERSION:

November 2009

Stock Option Plan Transition Now Complete!

First Advantage is now a wholly-owned subsidiary of First American. As a result of the merger, your unvested stock options have become fully vested and fully exercisable. Also, your stock options were converted into options to purchase First American common shares by multiplying your outstanding First Advantage options by 0.58 (the Exchange Ratio specified in First American’s merger) and proportionately adjusting the exercise price. For example, if you had 500 outstanding First Advantage options with an exercise price of $14.99, you now have 290 First American options with an adjusted exercise price of $25.85. This approach preserves the aggregate difference between the value of the stock underlying your option and the exercise price (commonly referred to as the “spread”) immediately before and immediately after the merger.

We are also pleased to announce that beginning today, Fidelity Stock Plan Services, LLC is the new provider of recordkeeping and administrative services for your stock option plan. As part of this transition, your outstanding First Advantage stock options with Morgan Stanley were converted to First American options and automatically transferred to Fidelity. Therefore, the actual number of First American options you now hold and adjusted exercise price(s) can be viewed on Fidelity’s website, NetBenefits® Worldwide.

Complete Your Participant Agreement

A participant trust has been established on your behalf to help you manage your stock plan participation. The Participant Trust is a “grantor trust” under U.S. law, a form of legal arrangement in which Fidelity Personal Trust, FSB holds property as trustee on your behalf, as an individual participant in the company’s stock plan.

In order to manage your stock plan participation, you must complete your Participant Agreement on NetBenefits® Worldwide. In the Participant Agreement, you:

•	Direct that any stock and/or cash proceeds related to your company’s stock compensation plans be held in the Participant Trust on your behalf in accordance with its terms; and

•	Direct the Participant Trust as to how you would like cash proceeds delivered to you (by wire or by check).

Please note that if you do not certify your tax status (W-8BEN) in the process, you may be subject to additional IRS-mandated tax-withholding.

For a detailed description of how the Participant Trust works, please refer to the attached Declaration of Trust.

During the NetBenefits® Worldwide registration process, you will need your Fidelity Identification number (or “i” number) and First American employee id. Please contact Matt MacDougall of First American at (714) 250-8658 for this information.

Learn More about Your Awards

Your awards are an important part of your future, so you may want to learn more about how it works. Also, the attached prospectus, plan document, and First American’s annual report on

Form 10-K are being provided in connection with your stock options assumed by The First American Corporation. Paper versions of these documents are also available upon request by contacting Matt MacDougall at (714) 250-8658 or at The First American Corporation, 1 First American Way, Santa Ana, California 92707, Attention: Matt MacDougall.

Who to Contact for Questions

If you have questions, or need help with activation, please call Fidelity Stock Plan Services. If dialing from the U.S., Canada, or Mexico, call 1-800-544-0275 directly. If dialing outside of the U.S.—please refer to the attached international dialing instructions. If you wish to speak with a translator, please advise Fidelity at the time of your call. Representatives are available Monday through Friday from 8 a.m. to 8 p.m., local time, excluding holidays of the New York Stock Exchange.

First Advantage, The First American Corporation and Fidelity Stock Plan Services, LLC are not affiliated.

Stock plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services, LLC.